ANOORAQ ANNOUNCES IMPLEMENTATION OF NAME CHANGE

For immediate release

April 25, 2012 Anooraq Resources Corporation (“Anooraq” or the “Company”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces that it is proceeding with the implementation of its name change as previously approved by shareholders, from Anooraq Resources Corporation to Atlatsa Resources Corporation (the “Change of Name”).

Anooraq is pleased to advise that the TSX Venture Exchange (“TSX-V”) has accepted Anooraq’s application in respect of the Change of Name and authorized Anooraq to proceed with implementation of the Change of Name.

The rationale for the Change of Name is to reflect the South African focus of the Company following the acquisition of Bokoni Platinum Mine concluded in July 2009. ‘Atlatsa’ is an African word meaning ‘to make prosperous’.

The Change of Name will be legally effective upon the filing of the notice of alteration with British Columbia Corporate Registry. Accordingly, a further announcement will be made as soon as filing has taken place, setting out the finalisation information.

Salient dates and times for the Implementation of Change of Name

The salient dates and times for the implementation of the Change of Name are set out below.

2012

File notice of amendment of the articles of incorporation of the Company to effect the Change of Name with British Columbia Corporate Registry	Tuesday, 24 April

Certificate of amendment registered by British Columbia Corporate Registry	Tuesday, 24 April

Declaration information released on SENS (and filed with the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“Sedar”))	Wednesday, 25 April

Declaration information published in the South African press	Thursday,26 April

Finalisation data released on SENS and filed with the Canadian Securities Administrators’ System Sedar	Wednesday, 2 May

Finalisation information published in the South African press	Thursday, 3 May

Last day to trade under the old name ’Anooraq Resources Corporation’ on the JSE, TSX-V and the NYSE Amex (“Amex”)	Friday, 11 May

Trading under the new name ’Atlatsa Resources Corporation’ commences on the JSE, TSX-V and Amex under the symbol ’ATL’, abbreviated name ’ATLATSA’, and new ISIN:CA0494771029 from the commencement of trading on

Monday, 14 May

JSE record date for the Change of Name	Friday, 18 May

New share certificates reflecting the Change of Name posted by registered post, to South African certificated shareholders who have surrendered their documents of title on or before 12:00 Central African time (“CAT”) on the record date (see note iii below) on or about

Monday, 21 May

Dematerialised South African Shareholders’ accounts updated with the new name by their Central Securities Depository Participant or broker on	Monday, 21 May

Notes:

1.

The dates and times indicated in the table above are subject to change. Any such changes will be disseminated by news release and released on SENS, filed with Sedar and published in the South African press.

2.

South African Shareholders will not be able to dematerialise or rematerialise securities in the name of Anooraq after Friday, 11 May 2012, and may only dematerialise their new certificates in the name of Atlatsa Resources Corporation from Monday, 21 May 2012.

3.

Shareholders, other than South African certificated Shareholders, are not required to surrender their existing share certificates or take any other actions with respect to the Change of Name. South African certificated Shareholders who surrender their existing documents of title after 12:00 CAT on the record date will have their new share certificates mailed within five business days of receipt thereof by the South African transfer secretaries of the Company, being Computershare Investor Services (Pty) Limited, situated at ground floor, 70 Marshall Street, Johannesburg, 2001, by registered post, at the risk of the shareholders concerned.

2	www.anooraqresources.com

On behalf of Anooraq
Joel Kesler
Executive: Corporate Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell
Office: +27 11 880 3924
Mobile: +27 82 372 5816

Macquarie First South Capital
Annerie Britz / Yvette Labuschagne / Melanie de Nysschen
Office: +27 11 583 2000

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

This release includes certain statements that may be deemed “forward looking statements”. All statements in this release, other than statements of historical facts, that address the Change of Name and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that Anooraq will be able to engage a new chief financial officer within a reasonable period of time. Forward looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include delays in regulatory approval timing and other procedural matters relating to the Change of Name. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company’s annual report on Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and available, together with the Company’s other disclosure documents, at www.sedar.com.

3	www.anooraqresources.com